Sub-Item 77(H)
                       Changes in Control of Registrant

Between June 30, 2006 and November 30, 2006 the percentage of shares of the Brown Advisory Opportunity Fund owned by Charles Schwab Co Inc. decreased from 27.24% to 18.39% due to the sale of fund shares.